BVLGARI

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Rome, 17 March 2009

By International Courier UPS


09045647

Bulgari File Number: **82-34836**

Please find enclosed for submission information required by Rule 12g3-2(b) the following document:

- N. 2 Internal Dealing Communication
- Press Release FY 2008 results
- Slides FY 2008 results
- Press Release CFO resignation

We acknowledge the fact that under the new Rule 12g3-2(b) - the exemption under the Securities Exchange Act of 1934 recently amended by The United States Securities and Exchange Commission (the "SEC") - a foreign private issuer, in order to qualify and maintain the already obtained exemption, must publish, in English, electronically (either on its website or on another publicly available system), information that, from the first day of its most recently completed fiscal year, it has:
• made public or been required to make public pursuant to the laws of the country of its incorporation, organization or domicile;
• filed or been required to file with the principal stock exchange in its primary trading market on which its securities are traded and which has been made public by that exchange; or
• distributed or been required to distribute to its security holders

This is to confirm that we Bulgari S.p.A. will no longer submit to SEC information that is material to an investment decisions (sensitive information) in paper format and that, in order to be able to continue to claim the Rule 12g3-2(b) exemption, we will publish the foregoing information and documentation on our Internet Web site www.bulgari.com.

Similar to the past rule, We further undertake to publish this information promptly after the information has been made public, pursuant to our national rules and laws.

Best Regards,



Costanzo Rapone
Bulgari S.p.A.
General Counsel



BULGARI FILE NUMBER: 82-34836

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

C.4) SOGGETTO CHE DETIENE AZIONI IN MISURA ALMENO PARI AL 10 PER CENTO DEL CAPITALE SOCIALE DELL'EMITTENTE QUOTATO O SOGGETTO CHE CONTROLLA L'EMITTENTE QUOTATO / PERSON WHO HOLD SHARES AMOUNTING TO AT LEAST 10 PER CENT OF THE SHARE CAPITAL AND ANY OTHER PERSON WHO CONTROL THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	Bulgari

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	BULGARI	NOME / FIRST NAME	NICOLA

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
02/02/2009	A	IT0001119087	BULGARI	AZO	10,000	3.1928	31,928	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							31,928		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													31,928		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - ~ = azione non quotata / ~ = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BVLGARI

Bulgari Group: 2008 results affected by the downturn

- **Turnover** — **1,075.4 million Euro (-0.9% at comparable exchange rates)**
- **Gross Margin** — **691.3 million Euro (-1.4% at 64.3%)**
- **Operating profit** — **111.0 million Euro (-33.5%)**
- **Net Profit** — **82.9 million Euro (-45.1%)**
- **Proposed dividend** — **0.10 Euro per share (-69% with a 36.3% payout)**

Rome, March 11th 2009 – The Board of Directors of Bulgari S.p.A. approved today the draft financial statement for the Company and the draft consolidated financial statements for the Group for the full year 2008.

All the variations reported below and related to the revenues are expressed at comparable exchange rates unless noted otherwise.

Bulgari Group's **consolidated turnover** for the **full year 2008** reached 1,075.4 million Euro, compared to 1,091.0 million Euro in 2007 (-0.9% at comparable exchange rates and -1.4% at current exchange rates). Due to the worsened macroeconomic conditions, which became very difficult in the fourth quarter of the year, all product categories, with the exception of perfumes (+13.9%), registered a sales decrease: jewellery fell by 1.5% and watches and accessories by 10.9% and 4.1% respectively.
As far as geographical areas are concerned, Europe decreased by 1.4% and Americas by 6.7% while Asia limited its fall to 1.2%: as Japan declined 8.5%, in fact, the rest of Asia posted a 8.4% growth. Middle East/Other registered a 9.1% increase at current exchange rates. The number of Bulgari stores at 31 December 2008 was 263, of which 164 were directly owned stores.

Gross margin – which went from 701.4 million Euro in 2007 to 691.3 million Euro in 2008 (-1.4%) – remained stable in 2008 in terms of percentage ratio on turnover (64.3%), despite the unfavourable *product mix*.
The stability of the margin has been secured thanks to the increasing vertical integration achieved by the Group, to the successful measures adopted to increase production efficiency and to the Euro depreciation in the last part of the year. It is also worth underlining that in 2008 the Bulgari Group has raised selling prices, in particular for jewels and watches, after the increase in the prices of gold and other raw materials, and, in the fourth quarter, has not reduced its selling prices or changed its discount policy versus the final client and trade in order to protect the integrity of the brand in the long term.

Operating costs, excluding advertising and promotional activities, went from 415.0 million Euro in 2007 to 459.1 million Euro in 2008 (+10.6%). This increase must be essentially ascribed to the Group's programme for the development of sales activities (flagship stores, emerging markets and the direct distribution of perfumes) and production capacity (the verticalisation in the watch segment), as confirmed by the "amortization" (+24.9%) and "leases" (+20.3%) items. It is worth underlining that a relevant part of these investments started in the last quarter of 2007, thus rendering the comparison base not totally homogenous. Moreover, operating costs include some accruals in anticipation of current and

future restructuring plans as well as to cover different risks. Excluding amortisation, leases and extraordinary accruals, the other costs increase was 6.0% in the full year.
In the fourth quarter operating costs started to reflect efficiency actions carried out in the last months and, excluding the items mentioned above (amortization, leases and extraordinary accruals), they increased only by 1.8%, thus registering a strong slowdown compared to the first nine months of the year. Finally, stripping the exchange rate effect, they even decreased by 7%.

Advertising and promotional activities reached 121.2 million Euro (+1.3%) with a 11.3% percentage ratio on turnover, substantially in line with 2007 (11.0%).

Operating profit, after the drastic and sudden sales shortage in the last quarter, was 111.0 million Euro, showing a 33.5% drop compared to 166.8 million Euro in the previous year, with a 10.3% percentage ratio on turnover (15.3% in 2007).

Net profit – equal to 82.9 million Euro compared to 150.9 in the previous year – registered a 45.1% decrease with a 7.7% percentage ratio on turnover (13.8% in 2007). This result has been significantly affected by the losses generated by hedging transactions on exchange rates which – due to the unexpected appreciation of the U.S. Dollar and the Yen against the Euro since last October – led to a negative result of 14.9 million Euro in the last quarter and of 4.7 million Euro in the full year.

In 2008, as forecast, the Company carried out a challenging investments plan, which implied an overall expense of 95.5 million Euro (-11.4% compared to 2007) aimed at increasing the existing production capacity, at a further expansion of the distribution network and at improving the information systems.

Financial net indebtedness of the Group as of 31.12.2008 was 304 million Euro compared to 141 million Euro as of 31.12.2007 and was influenced by the increase of the inventory from 587 million Euro at the end of 2007 to 730 million Euro at the end of 2008 (+24.3%), whose rotation strongly decreased because of the noticeable penalising effect of exchange rates and of the sudden sales contraction registered in the fourth quarter.

The Board of Directors has also approved the draft financial statement for the parent company Bulgari S.p.A., which highlighted a net profit of 57.8 million Euro (+12.5% compared to 51.4 million Euro in 2007). The parent company's total revenues were 85.9 million Euro (86.1 million Euro in 2007).

Finally, the Board of Directors has also approved to propose the distribution of a **dividend** of 0.10 Euro compared to 0.32 Euro for the previous financial year by distributing the net profit of 2008. This proposal will be submitted to the approval of the Annual General Meeting (AGM) taking place next April 16th, 2009 11.00 am on first call and on April 21st, 2009 11.00 am on second call. The Board also approved to submit to the Annual Meeting the date of May 21st, 2009 for the dividend payment by clipping coupon n. 15 on May 18th, 2009.

The Board of Directors of Bulgari S.p.A. examined and approved the Annual Report on Corporate Governance and the adherence to the Code of Conduct for Listed Companies for FY 2008.
The Board of Directors also resolved to put to the vote of the Shareholders at their next meeting the renewal of the authorisation to buy and sell the Company's own shares, in accordance with the requirements of Art. 144-bis of the Consob Regulation for Issuers. This

authorization has been requested to stabilise the stock price, to create the Company's own portfolio which may be used to service the issuance of convertible bonds or warrants or to allow a reduction of the share capital, if any, through cancellation of such shares. The authorization has been requested for the purchase and/or sale of a maximum amount of 30.000.000 own shares. The authorisation is requested for a maximum period of 18 months from the date of the shareholders meeting which will decide to authorise said purchase and/or sale. The corresponding minimum and maximum purchase and/or sale price shall not be less than Euro 1.5 and shall not exceed Euro 10 each. As of today, the Company does not have an own portfolio.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented:
"Notwithstanding the more cautious attitude on investing and spending in effect since the start of 2008 to face the progressive worsening of the economic conditions, the drastic and sudden sales shortage occurred during the last quarter as a consequence of the financial crisis and the collapse of the worldwide Stock Exchanges has very negatively affected the full year results.
2009 will be a very difficult year as well and our commitment will be focussed – in addition to new product launches in all product categories – on managing the cost base even more rigorously to make the Group more and more efficient. Finally, we will carry out a more attentive control of the inventory to make it cash neutral and a further reduction of the investments.
With regard to the dividend, in light of the current environment, still characterised by high uncertainty and volatility, we believe wise and cautious to propose to the AGM a reduction of the payout, while keeping it at a generous level (36.3%).
We are therefore committed to tackle the upcoming months with the firmness and the determination required, without compromising the quality of our products and of the client service, and capitalising on the prestige of a brand which during 125 years – and facing equally challenging situations in the past – has been able to always evolve, becoming one of the main players in the worldwide luxury market".

BVLGARI

EUR M.	2008	2007
REVENUES	1075.4	1091.0
EBIT	111.0	166.8
EBIT % ON REVENUES	*10.3%*	*15.3%*
NET PROFIT	82.9	150.9
NET % ON REVENUES	*7.7%*	*13.8%*

BULGARI GROUP – REVENUES BY PRODUCT CATEGORY – FY 08

REVENUES BY PRODUCT CATEGORY	FY 2008		FY 08/ FY 07		FY 07/ FY 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
Jewels	448.4	41.7%	-2.5%	-1.3%	14.4%	20.0%
Watches	263.7	24.5%	-10.6%	-11.0%	2.0%	8.2%
Accessories	83.1	7.7%	-1.5%	-4.1%	-5.1%	1.2%
Other (incl. FR royalties)	7.4	0.7%	-2.1%	-	1.5%	-
JWA Division	**802.6**	**74.6%**	-5.2%	-5.0%	7.5%	13.5%
PARFUM Division	**248.4**	**23.1%**	12.0%	13.9%	11.0%	15.4%
OTHER	**24.4**	**2.3%**	8.2%	-	4.7%	-
TOTAL	**1075.4**	**100%**	-1.4%	-0.9%	8.2%	13.6%

BULGARI GROUP – REVENUES BY GEO AREA FY 2008

REVENUES BY GEO AREA	FY 2008		FY 08/ FY 07		FY 07/ FY 06	
	EUR M.	% On Revenues	% REPORTED	% COMP. FX.	% REPORTED	% COMP. FX.
EUROPE	**421.7**	**39.2%**	-1.3%	-	10.2%	-
of which Italy	125.6	11.7%	-11.2%	-	7.6%	-
AMERICAS	**154.4**	**14.4%**	-12.5%	-6.7%	12.1%	21.0%
ASIA	**436.0**	**40.5%**	1.6%	-1.2%	5.6%	14.8%
of which Japan	229.2	21.3%	-1.1%	-8.5%	-9.7%	-0.9%
of which Rest of Asia	206.8	19.2%	4.7%	8.4%	31.9%	41.2%
MIDDLE EAST/OTHER	**63.3**	**5.9%**	9.1%	-	1.5%	-
TOTAL	**1075.4**	**100%**	-1.4%	-0.9%	8.2%	13.6%

Source: Bulgari S.p.A. – Not audited preliminary results.

The manager responsible for preparing the company's financial reports, Alberto Nathansohn, declares, pursuant to paragraph 2 of Article 154-bis of the Consolidated Law on Finance, that the accounting information contained in this press release faithfully represent the Company financial results, as well as its books and accounting records.

<u>**For further information**</u>

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com
http://ir.mobi.bulgari.com

Bulgari S.p.A.

Sinthetic Balance Sheet
as of December 31, 2008 and December 31, 2007

(in thousands of Euros)

ASSETS	31/12/2008	31/12/2007
Property, plant and equipment	19.752	13.555
Intangible assets	37.195	29.746
Financial investments	166.293	211.828
Total fixed assets	223.240	255.129
Other non current assets	15.356	10.270
NON CURRENT ASSETS	**238.596**	**265.399**
Non current assets held for sale	-	-
Inventory	158	209
Trade receivables	55.748	53.880
Financial assets	93.797	75.253
Other current assets	20.467	32.809
Cash and bank balances	3.763	480
CURRENT ASSETS	**173.933**	**162.631**
TOTAL ASSETS	**412.529**	**428.030**

SHAREHOLDERS' EQUITY AND LIABILITIES	31/12/2008	31/12/2007
Share capital	21.044	20.965
Other reserves	112.782	147.150
Net income (loss) for the period	57.804	51.425
TOTAL SHAREHOLDERS' EQUITY	**191.630**	**219.540**
Reserve for employee termination indemnity	4.406	4.489
Reserve for risks and charges	1.882	1.071
Other non current liabilities	-	5.260
Non current financial bank debts	-	-
NON CURRENT LIABILITIES	**6.288**	**10.820**
Non current liabilities held for sale	-	-
Trade payables	37.680	30.436
Current financial debts	158.931	144.196
Other current liabilities	18.000	23.038
CURRENT LIABILITIES	**214.611**	**197.670**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**412.529**	**428.030**

Bulgari S.p.A.

Sinthetic Statement of Income
as of December 31, 2008 and December 31, 2007

(in thousands of Euros)

	31/12/2008	31/12/2007
Value of production		
- Revenues from sales and services	85.877	86.084
- Other incomes and revenues	9.776	7.708
Total value of production	**95.653**	**93.792**
Costs of production		
Personnel costs	31.553	29.455
Services costs	24.867	25.508
Advertising and promotion expenses	23.847	21.402
Amortization and depreciation	11.852	8.365
Other operating costs	2.306	3.051
Total costs of production	**94.425**	**87.781**
Operating profit	**1.228**	**6.011**
Financial income	118.399	57.767
Financial charges and interests	11.047	5.330
Foreign exchange gains (losses)	1.736	(247)
Total financial gains (losses)	**109.088**	**52.190**
Write-downs of investment	(46.897)	-
Other non operating expenses	19	1
Net result before taxes	**63.438**	**58.202**
Current and deferred taxes	5.634	6.777
Net result for the period	**57.804**	**51.425**

Gruppo Bulgari
Conto Economico Consolidato 2008

€/000

	Note	2008	di cui verso correlate:	2007	di cui verso correlate:	Variazioni %
- Vendite lorde		*1.143.440*	*56*	*1.158.191*	*91*	
- Sconti e abbuoni		*(82.290)*		*(84.381)*		
Vendite nette		1.061.150		1.073.810		
Royalties		12.368	*81*	14.003	*90*	
Altri ricavi		1.840	*16*	3.168	16	
Totale ricavi netti	2	**1.075.358**	153	**1.090.981**	197	**-1,4%**
Costo del venduto	3	(384.096)		(389.585)		-1,4%
Totale margine di contribuzione		**691.262**		**701.396**		**-1,4%**
		64,3%		64,3%		
Costi operativi netti	4	(580.289)	(164)	(534.595)	(98)	8,5%
Risultato operativo		**110.973**		**166.801**		**-33,5%**
		10,3%		15,3%		
- Interessi attivi		*4.540*	(101)	*4.694*	(209)	
- Interessi passivi		*(19.244)*		*(14.333)*		
- Altri proventi (oneri) finanziari		*(1.731)*		*(1.633)*		
- Utili (perdite) su cambi		*(4.904)*		*9.605*		
Totale proventi (oneri) finanziari	5	(21.339)		(1.667)		1180,3%
Risultato prima delle imposte		**89.634**		**165.134**		**-45,7%**
Imposte correnti e differite	6	(7.377)		(13.978)		-47,2%
Risultato dell'esercizio		**82.257**		**151.156**		**-45,6%**
di cui:						
Risultato dell'esercizio di pertinenza dei terzi		(608)		238		-355,2%
Risultato dell'esercizio di pertinenza del Gruppo		**82.865**		**150.918**		**-45,1%**
		7,7%		**13,8%**		
Utile per azioni base (in Euro)	18	**0,28**		**0,50**		
Numero medio delle azioni su cui si basa il calcolo		300.061.685		299.533.810		
Utile per azioni diluito (in Euro)	18	**0,27**		**0,50**		
Numero medio delle azioni su cui si basa il calcolo		302.764.972		304.036.686		

Gruppo Bulgari
Stato Patrimoniale Consolidato al 31 dicembre 2008
€/000

ATTIVITA'

	Note	31 dicembre 2008	di cui verso parti correlate	31 dicembre 2007	di cui verso parti correlate
Immobili, impianti e macchinari	7	201.280		170.282	
- Avviamento	*8*	*46.248*		*44.832*	
- Altre attività immateriali	*9*	*81.807*		*73.217*	
Attività immateriali		128.055		118.049	
- Partecipazioni in altre imprese	*10*	*12.692*		*11.090*	
- Altre attività finanziarie non correnti	*11*	*37.678*		*29.146*	
Partecipazioni ed altre attività finanziarie non correnti		50.370		40.236	
Imposte differite attive	12	25.962		22.750	
Altre attività non correnti	15	16.540		10.000	
Crediti finanziari non correnti	11	1.301	*1301*	1.368	*1368*
ATTIVITA' NON CORRENTI		423.508		362.685	
ATTIVITA' NON CORRENTI POSSEDUTE PER LA VENDITA		-		-	
- Materie prime		*59.975*		*64.632*	
- Prodotti in corso di lavorazione e semilavorati		*176.014*		*139.579*	
- Prodotti finiti e packaging		*493.867*		*382.606*	
Totale rimanenze	13	729.856		586.817	
Crediti commerciali	14	181.892	*68*	202.186	*57*
- Altri crediti tributari		*32.984*		*37.040*	
- Altre attività correnti		*21.518*	*37*	*22.224*	*31*
Totale altre attività correnti	15	54.502		59.264	
Attività finanziarie correnti	11	19.636	-	12.804	*1.877*
Disponibilità liquide e mezzi equivalenti	16	19.880		21.681	
ATTIVITA' CORRENTI		1.005.766		882.752	
TOTALE ATTIVITA'		1.429.274		1.245.437	

PATRIMONIO NETTO E PASSIVITA'

	Note	31 dicembre 2008	di cui verso parti correlate:	31 dicembre 2007	di cui verso parti correlate:
- Capitale sociale		*21.044*		*20.965*	
- Riserve		*123.728*		*96.131*	
- Utili (perdite) portate a nuovo		*596.404*		*505.843*	
- Utile (perdite) del periodo		*82.865*		*150.918*	
Totale patrimonio netto di Gruppo	**17**	**824.041**		**773.857**	
Patrimonio netto azionisti di minoranza		943		4.605	
TOTALE PATRIMONIO NETTO		**824.984**		**778.462**	
Piani per benefici ai dipendenti	**21**	16.146		16.515	
Fondi rischi ed oneri	**22**	8.819		6.063	
Imposte differite passive	**12**	12.569		21.435	
Altre passività non correnti	**23**	1.662		2.295	
Debiti finanziari verso banche non correnti	**19**	82.438		55.444	
Altri debiti finanziari non correnti	**19**	3.030		2.906	
PASSIVITA' NON CORRENTI		**124.664**		**104.708**	
PASSIVITA' NON CORRENTI POSSEDUTE PER LA VENDITA		-		-	
Debiti commerciali		165.080	*94*	187.941	*1.227*
- Acconti		*4.201*		*5.111*	
- Debiti per imposte correnti		*2.787*		*5.746*	
- Altre passività correnti	**23**	*48.651*	*32*	*45.035*	*2*
Totale altre passività correnti		55.639		55.892	
Debiti finanziari verso banche correnti	**19**	238.068		116.499	
Debiti finanziari correnti	**19**	20.839		1.935	
PASSIVITA' CORRENTI		**479.626**		**362.267**	
TOTALE PASSIVITA' E PATRIMONIO NETTO		**1.429.274**		**1.245.437**	

Gruppo Bulgari
Rendiconto finanziario consolidato

€/000

	31 dicembre 2008	31 dicembre 2007
Flusso di cassa generato dall'attività operativa		
Utile netto dell'esercizio	82.865	150.918
Ammortamenti e svalutazioni	54.587	43.216
Interessi e imposte sul reddito	32.580	23.617
Flusso di cassa generato dalla gestione reddituale	*170.032*	*217.751*
(Incremento) Decremento dei crediti	25.351	(27.575)
(Incremento) Decremento delle rimanenze	(78.657)	(90.548)
Incremento (Decremento) dei debiti	(7.505)	40.725
Differenze cambi	(57.310)	26.362
Imposte sul reddito corrisposte	(38.712)	(23.717)
Interessi corrisposti	(14.237)	(13.074)
Altre variazioni nette	(6.528)	136
Flusso di cassa generato dalle variazioni di capitale circolante netto	*(177.598)*	*(87.691)*
Altre attività M/L termine (incluso altre attività finanziarie non correnti)	(18.283)	(8.249)
Altre passività M/L termine	(570)	1.602
(a) Flusso di cassa generato dall'attività operativa	**(26.419)**	**123.413**
Flussi di cassa generato dall'attività di investimento		
Acquisto di società (al netto disponibilità/indebitamento acquisita)	(7.298)	(7.894)
Acquisti di immobili, impianti e macchinari	(60.217)	(86.445)
Acquisti di attività immateriali	(21.203)	(29.107)
Rimborso da partecipazioni (escluso altre attività finanziarie non correnti)	(1.602)	9.040
Altre variazioni (inclusi disinvestimenti)	227	1.113
Differenze cambi	(14.399)	6.621
Interessi ricevuti	4.627	4.593
(b) Flusso di cassa da attività di investimento	**(99.865)**	**(102.079)**
Flusso di cassa generato dall'attività finanziaria		
Variazione patrimonio netto per aumento capitale sociale	79	(5)
Variazione patrimonio netto degli azionisti di minoranza	(3.662)	(3.475)
Dividendi pagati	(96.094)	(86.876)
Altre variazioni	63.334	(25.055)
(c) Totale variazioni patrimonio netto	*(36.343)*	*(115.411)*
Variazioni di debiti finanziari a medio/lungo termine	27.117	21.165
Variazioni di crediti finanziari a medio/lungo termine	67	(439)
(d)Totale variazioni attività finanziarie a medio/lungo termine	*27.184*	*20.726*
(e) Flusso di cassa da attività di finanziamento	**(9.159)**	**(94.685)**
(f) Differenza disponibilità (indebitamento) finanziaria netta a breve termine (a)+(b)+(e)	**(135.443)**	**(73.351)**
Disponibilità (indebitamento) netto all'inizio del periodo	***(140.931)***	***(46.854)***
Variazioni indebitamento a breve (f)	(135.443)	(73.351)
Variazioni indebitamento a lungo (d)	(27.184)	(20.726)
Disponibilità (indebitamento) netto alla fine del periodo	***(303.558)***	***(140.931)***
di cui: - disponibilità liquide	19.880	21.681
- debiti finanziari correnti	(258.907)	(118.434)
- attività finanziarie correnti	19.636	12.804
- debiti finanziari non correnti	(85.468)	(58.350)
- crediti finanziari non correnti	1.301	1.368


BVLGARI

THE BULGARI GROUP FULL YEAR 2008 RESULTS

Rome, March 11th 2009


BVLGARI

FY 2008 RESULTS - FINANCIAL HIGHLIGHTS

	FY 2008 EUR M.	FY 2007 EUR M.	**FY 2008/2007 % DELTA**
REVENUES - REPORTED	**1075.4**	1091.0	**-1.4%**
REVENUES – AT COMP.FX			**-0.9%**
CONTRIBUTION MARGIN	**691.3**	701.4	**-1.4%**
% on Sales	64.3%	*64.3%*	
EBIT	**111.0**	166.8	**-33.5%**
% on Sales	*10.3%*	*15.3%*	
NET PROFIT	**82.9**	150.9	**-45.1%**
% on Sales	*7.7%*	*13.8%*	


BVLGARI

FY 2008 RESULTS - REVENUE BY PRODUCT LINE

PRODUCT CATEGORY	FULL YEAR 2008		FY 2008/FY 2007	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% DELTA	
JEWELRY	448.4	41.7%	-2.5%	-1.3%
WATCHES	263.7	24.5%	-10.6%	-11.0%
ACCESSORIES	83.1	7.7%	-1.5%	-4.1%
OTHER (incl. FR royalties)	7.4	0.7%	-2.1%	-
JWA DIVISION	**802.6**	**74.6%**	-5.2%	5.0%
PERFUME DIVISION	**248.4**	**23.1%**	12.0%	13.9%
OTHER	24.4	2.3%	8.2%	-
TOTAL	**1075.4**	**100%**	**-1.4%**	**-0.9%**


BVLGARI

FY 2008 RESULTS - BREAKDOWN BY PRODUCT LINE


OTHERS 2%
JWA DIVISION 75%
PERFUME DIVISION 23%
Jewelry 42%
Watches 24%
Accessories 8%
Other (incl. FR royalties) 1%


BVLGARI

FY 2008 RESULTS - JEWELRY

41.7% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	448.4	459.9
DELTA AT COMP. EXCHANGE RATES	-1.3%	20.0%

JEWELRY HIGHLIGHTS

- OVERALL **A POSITIVE YEAR**, CONSIDERING THE TOUGH BASIS AND THE ABRUPT CHANGE IN THE ECONOMY COINCIDING WITH THE PEAK HOLIDAY SEASON

- **HIGH JEWELRY** WAS THE BEST PERFORMER AMONG THE JEWELRY SPECTRUM DURING Q4

- PRICE POINTS SPANNING OVER THE 4 SEGMENTS OF THE BVLGARI JEWELRY OFFER PROVIDED A **WIDE SPECTRUM OF CHOICE** FOR THE CUSTOMER ALSO DURING THIS CHALLENGING HOLIDAY SEASON.

- **AMERICAS** AND **FAR EAST** OUTPERFORMED OTHER AREAS IN Q4, THANKS TO A HIGHER PROPORTION OF HIGH JEWELRY SALES IN THEIR SALES MIX.


BVLGARI

FY 2008 RESULTS - WATCHES

24.5% of total revenues in FY 2008	**FY** 2008	**FY** 2007
REVENUES – Eur M.	263.7	294.8
DELTA AT COMP. EXCHANGE RATES	-11.0%	8.2%

WATCHMAKING HIGHLIGHTS

- ENTRY-PRICE WATCHES - UP TO EUR 2,000 - SUFFERED THE MOST, AS ANTICIPATED BY THE DECISION BY THE GROUP SEVERAL QUARTERS AGO TO REPOSITION THE PRODUCT OFFER **HIGHER** AND EXIT SOME ENTRY PRICE LINES
- THE **CORE PRICE SEGMENT** - UP TO EUR 8,000 - HELD UP REASONABLY WELL, EVEN THOUGH IT HAS BEEN PENALIZED BOTH BY THE SHORTAGE OF COMPONENTS WHICH HELD BACK PRODUCTION IN Q2 AND Q3 AND BY THE PROGRESSIVELY DETERIORATING DEMAND OVER THE LAST QUARTER IN THE THIRD-PARTY CHANNEL
- **ASIA AS A WHOLE** OUTPERFORMED OTHER GEOGRAPHICAL AREAS IN THE Q4, ESPECIALLY AT HIGH PRICE POINTS
- **OWN STORES** CONTINUED TO PERFORM BETTER THAN WHOLESALE, IN LINE WITH THE REST OF THE YEAR
- **TIGHT CONTROL** ON COMMERCIAL TERMS, CREDIT LIMITS, DELIVERIES

BVLGARI



FY 2008 RESULTS - ACCESSORIES

7.7% of total revenues in FY 2008	**FY** 2008	**FY** 2007
REVENUES – Eur M.	83.1	84.4
DELTA AT COMP. EXCHANGE RATES	-4.1%	1.2%

ACCESSORIES HIGHLIGHTS

- NEGATIVE DRIVER: WHOLESALE, ESPECIALLY IN JAPAN
- POSITIVE DRIVER: STRONG SALES GROWTH (DOUBLE DIGIT) IN OUR **OWNED STORES** FOR THE FULL YEAR
- LEATHER GOODS (LLG + SLG) AS A WHOLE SHOWED A **SEQUENTIAL IMPROVEMENT** VS Q3 2008
- AMONG LARGE LEATHER GOODS, **BAGS** GREW ON THE YEAR ACROSS ALL CHANNELS
- IN THE Q4, **LARGE LEATHER GOODS** OUTPERFORMED SOME OF THE LESS VISIBLE SMALL LEATHER GOODS
- VISIBLE AND EXPENSIVE ACCESSORIES SUCH AS **EYEWEAR** AND **BELTS** EVEN IMPROVED THEIR PERFORMANCE IN THE Q4, SHOWING A DOUBLE-DIGIT INCREASE. ON THE OTHER HAND, TEXTILE AND ESPECIALLY SMALL GIFTS SUFFERED IN THE Q4
- BY REGION, THE BEST PERFORMERS IN THE FOURTH QUARTER WERE THE **US** AND **NORTH PACIFIC**


BVLGARI

FY 2008 RESULTS - PERFUME

23.1% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES - Eur M.	248.4	221.9
DELTA AT COMP. EXCHANGE RATES	13.9%	15.4%

PERFUME HIGHLIGHTS

- **JASMIN NOIR** IS AS OF TODAY – A FEW MONTHS AFTER ITS LAUNCH – THE BEST LAUNCH EVER AMONG THE BVLGARI FRAGRANCES. NOT ONLY THE SELL-IN RESULTS ARE GOOD, BUT ALSO THE ALL-IMPORTANT Q4 SELL-OUT.
- THE PERFORMANCE OF THE BVLGARI POUR FEMME FAMILY (*POUR FEMME, VOILE DE JASMIN, ROSE ESSENTIELLE* AND *JASMIN NOIR*) GOT A STRONG BOOST FROM THE *JASMIN NOIR* LAUNCH, AND THIS, AFTER AN ALREADY IMPRESSIVE PERFORMANCE OF *ROSE ESSENTIELLE* AND *VOILE DE JASMIN*.
- *JASMIN NOIR* IS THE MOST EXPENSIVE FRAGRANCE IN THE BVLGARI SPECTRUM, RETAILING AT **EUR 110** FOR 100ml
- MORE IN GENERAL, BVLGARI FRAGRANCES PERFORMED VERY WELL ACROSS THE BOARD. ESPECIALLY IN THE MAIN MARKETS - **USA, GERMANY** - THEY GREW WELL ABOVE THE PREMIUM FRAGRANCES MARKET.
- THE BVLGARI PREMIUM FRAGRANCES PERFORMANCE TESTIFIES ONCE AGAIN THE STRENGHT OF THE BVLGARI BRAND AND OF ITS PRODUCTS, EVEN IN **THE MOST COMPETITIVE MARKET OF THE LUXURY SPECTRUM.**


BVLGARI

FY 2008 RESULTS - REVENUE BY GEOGRAPHICAL AREA

GEOGRAPHICAL AREA	FULL YEAR 2008		FY 2008/FY 2007	
			REPORTED	AT COMP.FX
	EUR M.	% ON TOTAL SALES	% DELTA	
EUROPE	**421.7**	39.2%	-1.3%	-
Of which Italy	125.6	11.7%	-11.2%	-
AMERICAS	**154.4**	14.4%	-12.5%	-6.7%
ASIA	**436.0**	40.5%	1.6%	-1.2%
Of which Japan	229.2	21.3%	-1.1%	-8.5%
Of which Rest of Asia	206.8	19.2%	4.7%	8.4%
MIDDLE EAST/ OTHER	63.3	5.9%	9.1%	-
TOTAL	**1075.4**	**100%**	**-1.4%**	**-0.9%**


BVLGARI

FY 2008 RESULTS - BREAKDOWN BY GEOGRAPHICAL AREA


Americas 14.4%
Middle East/Other 5.9%
Asia 40.5%
Europe 39.2%
Rest of Asia 19.2%
Japan 21.3%


BVLGARI

FY 2008 RESULTS - EUROPE

39.2% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES - Eur M.	421.7	427.3
DELTA REPORTED	-1.3%	10.2%

EUROPE HIGHLIGHTS

FOR THE FULL YEAR:

- POSITIVE ALMOST EVERYWHERE, WITH ITALY AND SPAIN THE BIG EXCEPTIONS
- VERY STRONG GROWTH IN **RUSSIA, SWITZERLAND**, HIGH SINGLE DIGIT GROWTH IN THE **UK** AND **GERMANY**

A FEW HIGHLIGHTS ON END OF THE YEAR TRENDS IN OUR STORES:

- ITALY ACCELERATED ITS ALREADY NEGATIVE PERFORMANCE
- PARIS: THE NEW **AVENUE GEORGE V STORE** - OPENED AT THE END OF SEPTEMBER - QUICKLY BECAME THE TOP SELLING STORE IN FRANCE
- GERMANY TURNED NEGATIVE, BUT COMPARES WITH AN **EXTREMELY STRONG BASIS** IN 2007


BVLGARI

FY 2008 RESULTS - AMERICAS

14.4% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	154.4	176.4
DELTA AT COMP. EXCHANGE RATES	-6.7%	21.0%

AMERICAS HIGHLIGHTS

- REMARKABLE FULL YEAR PERFORMANCE, IN VIEW OF THE **HIGH BASIS** (HIGH JEWELLERY SALES IN 2007)
- THE APPETITE FOR BVLGARI **ACCESSORIES** IN THE DEDICATED NETWORK CONTINUED IN THE FOURTH QUARTER
- THE **FRAGRANCES** PERFORMANCE IN THE US WAS ALSO VERY STRONG


BVLGARI

FY 2008 RESULTS - JAPAN

21.3% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	229.2	231.7
DELTA AT COMP. EXCHANGE RATES	-8.5%	-0.9%

JAPAN HIGHLIGHTS

- **JEWELLERY** AND **ACCESSORIES** PERFORMED BETTER THAN WATCHES OVERALL
- JAPAN WAS DOWN DOUBLE DIGIT IN THE LAST QUARTER, BUT AGAINST A **VERY CHALLENGING BASE IN Q4 2007**, WHEN BOTH OMOTESANDO AND GINZA TOWER WERE INAUGURATED AND THE TWO PRE-EXISTING LOCATIONS IN GINZA WERE STILL OPEN.
- **TOKYO** CONTINUES TO LEAD AND PERFORM BETTER THAN THE REST OF THE COUNTRY


BVLGARI

FY 2008 RESULTS - REST OF ASIA

19.2% of total revenues in FY 2008	FY 2008	FY 2007
REVENUES – Eur M.	206.8	197.6
DELTA AT COMP. EXCHANGE RATES	8.4%	41.2%

REST OF ASIA HIGHLIGHTS

- DURING THE FULL YEAR, THE REST OF ASIA WAS THE ONLY REGION SHOWING A DOUBLE-DIGIT INCREASE IN **WATCHES**, AND PROVED TO BE THE MOST RESILIENT AREA ALSO IN THE Q4
- THE SAME APPLIES FOR **ACCESSORIES**.
- IN **HIGH JEWELLERY**, THE GROWTH WAS STRONG DOUBLE-DIGIT, IN THE FULL YEAR AS WELL AS IN THE FOURTH QUARTER
- **GREATER CHINA** CONTINUES TO GROW: FULL YEAR +12%, Q4 +3%

BVLGARI

    

FY 2008 RESULTS - GROUP PROFIT & LOSS

	FY 2008 EUR M.	FY 2007 EUR M.	FY 2008/2007 % DELTA
REVENUES	**1075.4**	**1091.0**	**-1.4%**
CONTRIBUTION MARGIN	***691.3***	**701.4**	**-1.4%**
% on Sales	*64.3%*	*64.3%*	
VARIABLE SELLING EXPENSES	(47.8)	(48.8)	-2.1%
PERSONNEL COSTS	(189.9)	(170.3)	11.5%
OTHER GENERAL EXPENSES	(167.5)	(152.7)	9.7%
AMORTIZATION AND DEPRECIATION	(53.9)	(43.2)	24.9%
ADVERTISING AND PROMOTION	(121.2)	(119.6)	1.3%
TOTAL OPERATING EXPENSES	***(580.3)***	**(534.6)**	**8.5%**
% on Sales	*54.0%*	*49.0%*	
EBIT	**111.0**	**166.8**	**-33.5%**
% on Sales	*10.3%*	*15.1%*	
TOTAL FINANCIAL GAIN (LOSSES)	(21.3)	1.7	1180.3%
CURRENT AND DEFERRED TAXES	(7.4)	(14.0)	-47.2%
MINORITY INTEREST PROFIT	0.6	(0.2)	355.2%
NET PROFIT	**82.9**	**150.9**	**-45.1%**
% on Sales	*7.7%*	*13.8%*	


BVLGARI

FY 2008 RESULT - EBIT and EBIT MARGIN BY QUARTER


30
25
20
15
10
5
0
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
9,4%
10,6%
11,4%
9,9%

	Q1 08	Q2 08	Q3 08	Q4 08
■ EBIT	21,9	29	29,2	30,9
% on Tot Revenues	9,4%	10,6%	11,4%	9,9%

POSITIVE	NEGATIVE
- Stable Contribution margin - Reduction in discretionary costs - A&P were scheduled to weigh more in H1 than H2. Slightly reduced in the FY	- Strong ongoing rents due to flagship openings in the past 3 years plus new rents component, and impact on D&A - One-off restructuring charges in Q4 - New stores = more personnel


BVLGARI

FY 2008 RESULTS – CONTR. MARGIN (% ON SALES)


62,5%
63,6%
65,0%
64,2%
64,3%
64,3%
2003
2004
2005
2006
2007
2008

POSITIVE	NEGATIVE
▪ Positive channel mix effect ▪ Price increases, and kept at the same level throughout the year ▪ Increased control of direct perfume distribution ▪EUR/USD: 7.3% (FY 08 AVG/ FY 07 AVG)	▪ Negative product mix effect due to underperformance of the watch category (no trade loading, no changes in the discount policy) ▪ Sales of high jewellery pieces continued in FY 2008 (carry a positive impact to contribution margin in absolute terms but not in % terms). ▪ GOLD/USD: 25.6% (FY 08 AVG/ FY 07 AVG) ▪ EUR/JPY: -5.5% (FY 08 AVG/ FY 07 AVG)

For both FY2008 and FY 2007 the Contribution Margin includes the economic impact of the gold hedging transactions


BVLGARI

FY 2008 RESULTS - VARIABLE SELLING EXPENSES


15
12
9
6
3
0
15,0%
10,0%
5,0%
0,0%
-5,0%
-10,0%
-15,0%
-20,0%
11,3%

	Q1 08	Q2 08	Q3 08	Q4 08
Variable Selling Expenses	10,3	11,7	11,8	14,0
Delta % vs 2007	11,3%	0,2%	2,3%	-14,5%
% On Total Revenues	4.5%	4.2%	4.6%	4.5%

POSITIVE	NEGATIVE
▪ Variable commissions to salespeople decelerated, due to the revenue contraction ▪ Credit card commissions were flat	▪ Perfume commissions were slightly up +6% ▪ Transport cost slightly up +6% on the year


BVLGARI

FY 2008 RESULTS - PERSONNEL COST (Excl. Manufacturing)


50
45
40
35
30
25
20
15
16,0%
14,0%
12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%

	Q1 08	Q2 08	Q3 08	Q4 08
PERSONNEL COST	46,3	47,1	47,4	49,1
Delta % vs 2007	14,0%	15,2%	11,1%	6,4%
% ON TOT REVENUES	20.0%	17.1%	18.5%	15.7%

POSITIVE	NEGATIVE
▪ During Q4 2008 the Group started to take advantage of natural turnover and to fine-tune the use of some type of contracts ▪ Expected reduction in headcount during 2009	▪ 15 new DOS were opened in 2008, of which one flagship (George V) ▪ The important openings at end 2007 had full 12 months impact on 2008 ▪ Some one-off restructuring costs affect Q4 2008


BVLGARI

FY 2008 RESULTS - OTHER GENERAL EXP. W/OUT RENT


30
25
20
15
10
5
0
20,0%
15,0%
10,0%
5,0%
0,0%
-5,0%

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
OTHER GENERAL EX w/out RENT	19,5	19,7	20,1	27,4
Delta % vs 2007	-0,1%	-3,4%	17,2%	-3,5%

POSITIVE	NEGATIVE
▪ Travel is down by 3.5% on FY 2008 ▪ Consultancies were slashed by 22% ▪ Insurance premiums by 14%	▪ Utilities were up by 22%


BVLGARI

FY 2008 RESULTS – OTHER GENERAL EXP - RENT


23,0
22,0
21,0
20,0
19,0
18,0
17,0
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr
Rent	19,0	19,0	20,2	22,7
Delta % vs 2007	22,1%	19,2%	22,9%	17,3%

POSITIVE	NEGATIVE
▪ Approx. 20% of rent is variable, linked to store revenue	▪ Important openings: Georges V Paris, HK Pacific Place, Barcelona and Melbourne, plus production facilities and offices ▪ Rent related to flagships opened in Q4 2007 had full impact in 2008


BVLGARI

FY 2008 RESULTS - DEPRECIATION & AMORTIZATION


20
15
10
5
0
35,0%
30,0%
25,0%
20,0%
15,0%
10,0%
5,0%
0,0%

	Q1 08	Q2 08	Q3 08	Q4 08
D&P	12,5	12,8	13,5	15,1
Delta % vs 2007	30,2%	28,0%	29,5%	14,9%
% ON TOTAL REVENUES	5.4%	4.7%	5.3%	4.8%

POSITIVE	NEGATIVE
▪ Reduced investments in 2008 and further reduction expected in 2009	▪ Important openings in 2008: Georges V Paris, HK Pacific Place, Barcelona and Melbourne ▪ Please consider that important D&A related to core flagships opened in Q4 2007 have full impact on 2008


BVLGARI

FY 2008 RESULTS - ADVERTISING & PROMOTION


40
35
30
25
20
15
10
5
0
20,0%
15,0%
10,0%
5,0%
0,0%
-5,0%
-10,0%
-15,0%
-20,0%
-25,0%

	Q1 08	Q2 08	Q3 08	Q4 08
A&P	26	36,2	25,4	33,6
DELTA % vs 2007	4,3%	19,0%	18,2%	-21,4%
% ON TOTAL REVENUES	11.2%	13.2%	9.9%	10.7%

POSITIVE	NEGATIVE
▪ Our budget called for more cost on H1 than H2 ▪ The A&P cost could be slightly trimmed in Q4	▪ The holiday season calls for an important A&P contribution ▪ The George V flagship was opened in H2


BVLGARI

FY 2008 RESULTS: ADVERTISING AND PROMOTION


+1.3%
102
76
81
96
116
113
120
121
2001
2002
2003
2004
2005
2006
2007
2008

EUR M.

2001	2002	2003	2004	2005	2006	2007	2008
13.4%	9.9%	10.6%	11.6%	12.7%	11.2%	11.0%	11.3%

ADVERTISING AND PROMOTION AS A % ON REVENUES

2008, 2007, 2006, 2005 and 2004 IFRS compliant


BVLGARI

FY 2008 RESULTS - NET PROFIT


30
25
20
15
10
5
0
0,0%
-10,0%
-20,0%
-30,0%
-40,0%
-50,0%
-60,0%
-70,0%
-80,0%
-90,0%
-100,0%

	Q1 08	Q2 08	Q3 08	Q4 08
NET	22,8	31,4	23	5,7
Delta % vs 2007	-4,6%	-8,8%	-43,7%	-89,0%
% ON TOT REVENUES	9.9%	11.4%	9.0%	1.8%

POSITIVE	NEGATIVE
▪ A one-off, extraordinary tax adjustment drove our tax rate below the guidance	▪ The abrupt and unexpected devaluation of the Euro in the Q4 was responsible for extensive foreign exchange losses on currency hedging transactions, whereas in the preceding quarters as well as in 2007 we recorded strong hedging gains.


BVLGARI

FY 2008 RESULTS - CONSOLIDATED TAX RATE


19,6%
15,6%
15,4%
10,5%
11,6%
13,2%
8,5%
8,2%
12,1%*
2001
2002
2003
2004
2005
2006
2007
2008

POSITIVE
2008 was positively impacted by a one–off tax component, bringing the tax rate to 8.2% * Without this adjustment the tax rate would have been 12.1% therefore in line with the company guidance.


BVLGARI

FY 2008 RESULTS - BALANCE SHEET HIGHLIGHTS


GEARING AS OF END OF DECEMBER
7%
6%
18%
37%
686
743
778
825
EUR M.
-50
-47
-141
-304
2005
2006
2007
2008
NET EQUITY
NET CASH


BVLGARI

FY 2008 RESULTS - HISTORICAL GEARING AT YEAR END


14%
49%
60%
25%
8%
2%
7%
6%
18%
37%
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008


BVLGARI

FY 2008 RESULTS - CASH FLOW AND CAPEX DETAIL

EUR M.	2007	**2008**
NET RESULT	150.9	**82.9**
DEPRECIATION & AMORTIZATION	43.2	54.6
CASH FLOW from P&L	194.1	**137.5**
CHANGE in WORKING CAPITAL	(59.6)	(133.8)
CASH FLOW from OPERATING ACTIVITY	134.6	**3.7**
NEW INVESTMENTS (Incr) / Decr	(122.4)	(113.0)
• ACQUISITIONS	(7.9)	(7.3)
• GUARANTEE DEPOSIT	(6.7)	(10.1)
• TANGIBLE & INTANGIBLE	(116.5)	(79.0)
• FOREX	6.6	(14.4)
• OTHER	2.1	(2.1)
DISINVESTMENTS	9.0	0.0
OTHER L/T ASSETS & L. (Incr.)/Decr	0.1	(16.9)
TOTAL CASH FLOW	21.3	**(126.3)**
DIVIDENDS	(86.9)	**(96.1)**
OTHER CHANGES IN EQUITY	(28.5)	**59.8**
EQUITY Incr./(Decr.)	(115.4)	**(36.3)**
NET DEBT AT BEGINNING OF PERIOD	46.9	**140.9**
NET DEBT AT THE END OF PERIOD	140.9	**303.6**
NET INDEBTEDNESS Incr./(Decr.)	94.1	**162.6**


BVLGARI

FY 2008 RESULTS - NET WORKING CAPITAL

EUR. M	2006	2007	**2008**
RECEIVABLES	187	202	**181.9**
INVENTORY	529	587	**729.9**
PAYABLES	(160)	(188)	**(165.1)**
OTHER RECEIVABLES AND PAYABLES	(5)	4	**(1.1)**
TOT NET WORKING CAPITAL	551	605	**745.6**

POSITIVE	**NEGATIVE**
▪ Strict control of payment terms and credit risk on our third parties	▪ Strong impact from Eur depreciation


BVLGARI

FY 2008 RESULTS - RETAIL NETWORK EVOLUTION

	31.12.2007	30.09.2008	**31.12.2008**
DOS BOUTIQUES	149	161	**164**
FRANCHISEES	42	42	**43**
TRAVEL RETAIL AND WHOLESALE STORES	54	56	**56**
TOTAL STORES	245	259	**263**


BVLGARI

FY 2008 RESULTS - AVAILABLE FACILITIES AS OF 31.12.2008


EUR
million
MM Facilities and Borrowing classified by Committed and Uncommitted as of 31-Dec-08
Committed Available €50
13%
Uncommitted Available €337
87%
Uncommitted Borrowed €178
58%
Committed Borrowed €126
42%
Total Available
€387 M
Total Borrowed
€304 M
Total Money Market Facilities Amout = €691 M

DEBT HIGHLIGHTS

- THERE ARE NO FINANCIAL COVENANTS
- THE AVERAGE SPREAD PAID ON THE GROUP DEBT IS VERY LOW (S/T 0.67, L/T 0.30)
- WE HAVE BEEN RENEWING AND EXTENDING CREDIT LINES ON AN ONGOING BASIS DURING FY2008 AND ALSO DURING Q4 2008 (APPROX EUR 50 M.) AND THIS IS CONTINUING ALSO DURING 2009.


BVLGARI

FY 2008 RESULTS - AVAILABLE FACILITIES AS OF 31.12.2008


EUR million
MM FACILITIES BY CURRENCY as of 31-Dec-08
JPY, € 201 M ctv, 29%
EUR, € 335 M ctv, 49%
CHF, € 90 M ctv, 13%
OTHERS, € 65 M ctv, 9%

BALANCED EXPOSURE
▪ THE EXPOSURE IS WELL-BALANCED BY CURRENCY, BY BANK COUNTRY OF ORIGIN, BY TYPE OF INSTITUTION ▪ BEING ACTIVE IN RETAIL, OUR STRONG REGIONAL PRESENCE MEANS THAT WE HAVE STRONG BANKING RELATIONSHIPS WITH LOCAL BANKS, NOT ONLY WITH THE GLOBAL BANKS


BVLGARI
DIVIDENDS AND PAYOUT RATIO
HISTORY SINCE 1995 LISTING
33% 27% 27% 27% 28% 26% 27% 29% 35% 60% 64% 65% 64%
PAYOUT RATIO
PLEASE
SEE COMMENT
IN PRESS RELEASE
20 7
30 8
39 11
44 12
59 17
95 25
68 18
76 22
92 33
109 65
116 75
134 87
151 96
83
1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
NET PROFIT
DIVIDENDS


BVLGARI

QUESTIONS & ANSWERS

BULGARI INVESTOR DAY
BASEL FAIR PRESENTATION

To discuss the 2008 Results and discover the 2009 product pipeline please join us in

Basel (CH)

on March, 30th 2009

For invitations, please contact Letizia Chiarucci at: letizia.chiarucci@bulgari.com

BULGARI CORPORATE WEBSITE

http://www.bulgari.com

For more information about the the Bulgari products please join the dedicated mailing list.

BULGARI INVESTOR RELATIONS WEBSITE

In order to receive updates via e-mail on the quarterly results releases, please add your name and e-mail address to the Alerting Service.
and, on your smart phones, http://ir.mobi.bulgari.com


BVLGARI

Disclaimer

This document is for institutional investors only and is not available to private customers. This document is being supplied to a limited number of recipients and it may not be distributed, published or reproduced in whole or in part or disclosed by recipients to any other person.
Under no circumstances shall this document constitute an offer to sell, an invitation to acquire or the solicitation of an offer to buy securities in any jurisdiction.

Each investor contemplating purchasing securities issued by Bulgari S.p.A or any of its subsidiaries should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of Bulgari S.p.A or any of its subsidiaries and should carefully consider the high risks involved in purchasing these securities.

This document contains certain forward looking statements and key financial goals which reflect management's current views, estimates, and objectives. The forward looking statements and key financial goals involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements and key financial goals.

Potential risks and uncertainties include, amongst other things, internal, industry and external factors, such as general economic conditions

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*FIGAROLO DI GROPELLO*	NOME / FIRST NAME	*GIULIO*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*Bulgari*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA[1]			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*FIGAROLO DI GROPELLO*	NOME / FIRST NAME	*GIULIO*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
12/03/2009	A	IT0001119087	BULGARI	AZO	5,000	2,865	14,325	MERC-IT	
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							14,325		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													14,325		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BVLGARI

BULGARI FILE NUMBER: 82-34836

The Bulgari Group announces the resignation of its Chief Financial Officer Alberto Nathansohn and the reorganization of its top management

Rome, March 16th 2009 – The Bulgari Group announces that Mr. Alberto Nathansohn, Chief Financial Officer since May 2006, will leave his position to seize new professional opportunities.
The resignation will be effective from the end of April, when the Annual General Meeting will approve 2008 financial statements.

In light of the cost control activity, carried out since the fourth quarter of last year to face the difficult macroeconomic environment, and to achieve a greater efficiency, to coincide with the resignation of Mr. Nathansohn the Group has undertaken an internal reorganization of its top management: Mrs. Flavia Spena, currently Corporate Human Resources, Organization and Information Technology Executive Vice President, will also take the Corporate Finance and Administration responsibilities, previously held by Mr. Nathansohn. Mrs. Renata Casaro will continue to manage the relations with analysts and investors thus reporting, together with the Corporate Legal Department, to Mr. Francesco Trapani, Chief Executive Officer of the Group.

Mrs. Flavia Spena holds a Degree in Business and Economics, a Master in Business Administration at the SDA Bocconi University and is enrolled in the Italian Register of Professional Chartered Accountants. Before joining Bulgari, she was responsible for the organizational structures and processes at Autostrade SpA. Mrs. Spena has been working in Bulgari for about twenty years, since 1990 as Corporate Human Resources Organization and Development Manager and since 1992 as Corporate Human Resources, Organization and Information Technology Executive Vice President, responsible for human resources organization, development, salary policy, training, internal communication, and information technology for the Bulgari Group worldwide.

Francesco Trapani, Chief Executive Officer of the Bulgari Group, thus commented: "*I would like to thank Alberto for his precious contribution and I wish him all the success he deserves in his new professional path. I am also sure that Flavia, thanks to her proved managerial skills and to her in-depth knowledge of the Company achieved in almost twenty years, will hold her new position at best and, together with all the management involved in the reorganization, will effectively support us during the difficult upcoming months, showing once again how talent, passion and drive for excellence have always been a human and professional asset of the Group*".

NEW GROUP CHART FOLLOWS

For further information

Media Relations
Paolo Piantella
Corporate Financial Press Office Director
tel. +39 06 68 810 593
e-mail paolo.piantella@bulgari.com
www.bulgari.com

Analysts / investors relations
Renata Casaro
Investor Relations Director
tel. +39 06 68 810 467
e-mail renata.casaro@bulgari.com
http://ir.bulgari.com
http://ir.mobi.bulgari.com

BVLGARI



CEO
F. Trapani
Investor Relations
Bulgari Hotels & Resorts
Internal Audit
Financial Press Office
Corporate Legal
Chief Financial & Organization Officer
F. Spena
Chief Operating Officer
A. Bogliolo
Information Technology
Organization
Human Resources
Finance & Administration
Jewellery
Accessories
Watches
Perfume & Cosmetics